

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

May 13, 2008

**Via U.S. Mail**

Mr. Glen F. Post, III
Chairman of the Board of Directors and
Chief Executive Officer
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, Louisiana 71203

      **RE:**    **CenturyTel, Inc.**
                **Form 10-K for the fiscal year ended December 31, 2007**
                **Filed February 29, 2008**
                **File No. 1-7784**

Dear Mr. Post:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director